C21 Investments Announces Revocation of MCTO

VANCOUVER, August 16, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, is pleased to announce that it has received an order from the British Columbia Securities Commission (the "BCSC") revoking the management cease trade order (the "MCTO") issued by the BCSC.

As previously announced on May 30, 2022, the Company applied for a MCTO from the BCSC due to an expected delay in filing of the audited consolidated financial statement for the year ended January 31, 2022, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Filings") beyond the deadline of May 31, 2022 prescribed by Canadian securities laws. The MCTO was granted by the BCSC on June 1, 2022. The MCTO prohibited the Company's management from trading in the securities of the Company during the duration of the MCTO.

As a result of the delay in filing the Annual Filings, the Company also announced on June 23, 2022 that the filing of its unaudited interim financial statements for the three-months ended April 30, 2022, the management's discussion and analysis for the same period and management certifications of interim filings (collectively, the "Interim Filings"), was expected to be delayed beyond the filing deadline of June 29, 2022.

The BCSC has revoked the MCTO as the Annual Filings and the Interim Filings were filed by the Company on August 15, 2022. Copies of the Annual Filings and the Interim Filings are available on the Company's SEDAR profile at www.sedar.com.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.